UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. __)*

LOCATEPLUS HOLDINGS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

539570 40 8

(CUSIP Number)

Carl Green 523 E. 11th Street Duluth, MN 55805
(Name, address and telephone numbers of person authorized to receive notices and communications)

September 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.:  539570 40 8

1	Name of Reporting Person: Dawn Martinson a.k.a. Dawn Green I.R.S. Identification No. of Above Person (Entities Only):
2	Check the Appropriate Box if a Member of a Group (a) G (b) G
3	SEC Use Only
4	Source of Funds: PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 742,310
	8	Shared Voting Power: None
	9	Sole Dispositive Power: 742,310
	10	Shared Dispositive Power: None
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 742,310
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 5.8%
14	Type of Reporting Person: IN

___________________

ITEM 1.    Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $0.01 per share (the "Shares") of
LocatePlus Holdings Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 100 Cummings Center, Suire 235M, Beverly, Massachusetts.

ITEM 2.    Identity and Background

                  Name:  Dawn Martinson a.k.a. Dawn Green

ITEM 3.    Source and Amount of Funds or Other Consideration

          Personal funds.

ITEM 4.    Purpose of Transaction.

              The shares were acquired to result in either of the following:
(a)	an extraordinary corporate transaction, such as an acquisition, hostile take over, proxy war, or simply because they are believed to be undervalued

(b)	a change in the present board of directors or management of the Issuer

(c)	any action similar to any of those enumerated above.

ITEM 5.    Interest in Securities of the Issuer

(a)	The following table provides information regarding the beneficial ownership of the Issuer's common stock as of the date of this filing.
		Shares of Beneficially Owned Common Stock
Name of Beneficial Owner	Shares		Percentage
Dawn Martinson a.k.a. Dawn Green	742,310		5.8%

(b)	Dawn Martinson a.k.a. Dawn Green has the sole power to vote 742,310 shares of stock.

(c)	Except as set forth above, no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the date hereof.

(d)	Dawn Martinson a.k.a. Dawn Green is the sole shareholder. As such, she has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held.

(e)	Not applicable

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                           None

ITEM 7.    Material to be Filed as Exhibits

                           4.1 Letter Requesting Inspection of Books and Records from my attorney
                           4.2 Pre-Suit Demand
                           4.3 Complaint Dated September 7, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2008

/s/ Dawn Martinson a.k.a. Dawn Green
Dawn Martinson a.k.a. Dawn Green